Exhibit 99.1

Results of Extraordinary General Shareholder Meeting

At the Extraordinary General Meeting of Shareholders of BrainsWay Ltd. (the “Company”) held on November 5, 2024, the proposed resolution was approved by the required majority of the shareholders. Below is the proposal which was adopted, as well as the share of support that the resolution received:

(1)	Resolved, that the following matters provided for under the Securities Purchase Agreement, dated September 29, 2024, by and between the Company and Valor BrainsWay Holdings, LLC (“Valor”), be and hereby are, approved in all respects: (i) the issuance of 2,103,745 American Depositary Shares (“ADSs”), with each ADS representing two (2) ordinary shares of the Company, NIS0.04 par value per share (“Ordinary Shares”), to Valor, and the issuance of a warrant to purchase an additional 1,500,000 ADSs, with each ADS representing two (2) Ordinary Shares of the Company, to Valor; (ii) that the Articles of Association of the Company be amended to provide Valor the right to designate for nomination member(s) to the board of directors of the Company and to reduce the maximum number of directors to eight, and the amended articles of association of the Company shall be in the form attached as Exhibit A to the proxy statement that was filed as an exhibit to the Company’s Form 6-K filed with the Securities and Exchange Commission on October 1, 2024; and (iii) that Mr. Jonathan Shulkin be appointed as a member to the Board of Directors of the Company until the next annual general meeting of the Company.

Votes in Favor	Votes Against	Abstentions
16,620,314	194,674	125,148

Closing of Private Placement

In connection with the approval of the above proposal, on November 5, 2024, the Company closed its previously announced private investment financing and issued to Valor the 2,103,745 ADSs for gross proceeds of approximately US$20 million before deducting offering expenses, and accompanying warrant to purchase an additional 1,500,000 ADSs.